UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the date of 31 July 2014

Commission File Number 001-15246

LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

25 Gresham Street
London
EC2V 7HN
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

This report on Form 6-K shall be deemed incorporated by reference into the Company's Registration Statement on Form F-3 (File No’s. 333-189150; 333-189150-01) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Lloyds Banking Group plc

Lloyds Banking Group plc hereby incorporates by reference the following exhibit to this report on Form 6-K into its Registration Statement on Form F-3 (File No’s. 333-189150; 333-189150-01):

Exhibit	Document

12.1	Statement of Computation of Ratio of Earnings to Fixed Charges and Ratio of Earnings to Combined Fixed Charges and Preference Dividends.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc (Registrant)

Date: 31 July 2014
	By:	/s/ G Culmer
Name: George Culmer
Title: Chief Financial Officer

Exhibit 12.1

Ratio of earnings to fixed charges

The table below shows the ratio of earnings to fixed charges and ratio of earnings to combined fixed charges plus preference dividends and similar distributions:

		Year ended
Earnings (1)	Six months ended 30 June 2014	31 Dec 2013 (4)	31 Dec 2012 (2) (3) (4)	31 Dec 2011 (2)(3)(4)	31 Dec 2010 (2) (4)	31 Dec 2009 (2) (4)
	£m	£m	£m	£m	£m	£m
Profit (loss) profit before tax	863	415	(606)	(551)	(2,904)	961
Add: Share of losses / (profits) from joint ventures and associates	(31)	(43)	(28)	(31)	88	752
Add: Dividends received from joint ventures and associates	4	26	13	6	1	21
Add: Fixed charges	4,757	14,253	16,435	14,221	17,173	19,866
Earnings	5,593	14,651	15,814	13,645	14,358	21,600

Fixed charges

Interest expensed and capitalised (5)	4,703	14,144	16,331	14,097	17,034	19,730
Estimated interest included within rental expense (6)	54	109	104	124	139	136
Fixed charges	4,757	14,253	16,435	14,221	17,173	19,866

Preference dividends and similar distributions (7)	91	-	-	-	-	-

Combined fixed charges plus preference dividends and similar distributions	4,848	14,253	16,435	14,221	17,173	19,866

Ratios
Ratio of earnings to fixed charges	1.18	1.03	N/A	N/A	N/A	1.09
Ratio of earnings to combined fixed charges plus preference dividends and similar distributions	1.15	1.03	N/A	N/A	N/A	1.09

In the year ended 31 December 2012 earnings were inadequate to cover fixed charges by £621 million and to cover combined fixed charges plus preference dividends and similar distributions by £621 million.

In the year ended 31 December 2011 earnings were inadequate to cover fixed charges by £576 million and to cover combined fixed charges plus preference dividends and similar distributions by £576 million.

In the year ended 31 December 2010 earnings were inadequate to cover fixed charges by £2,815 million and to cover combined fixed charges plus preference dividends and similar distributions by £2,815 million.

Notes

(1)
For the purposes of these ratios, earnings consist of (loss) profit before tax, less the unremitted income of joint ventures and associates plus fixed charges.  Unremitted income is calculated as the share of profits / losses from joint ventures and associates less dividends received.

(2)	(Loss) profit before tax for the years 2009 to 2012 was restated in 2013 for the adoption of IAS 19 (Revised 2011) Employee Benefits.

(3)	Loss before tax for 2012 was restated in accordance with the transitional provisions of IFRS 10 Consolidated Financial Statements in 2013.

(4)
During 2013 and earlier years, there were no preference shares accounted for as equity; all preference shares in those years being accounted for as debt and therefore preference share dividends were already included within interest costs.  As a result, the ratios calculated using fixed charges and combined fixed charges plus preference dividends and similar distributions were the same in those years.

(5)
Interest expensed and capitalised includes the amortisation of debt issuance costs, discounts and premiums and includes interest expense from the banking book included within “Interest and similar expense” as well as interest expense from the trading book included within “Other operating income”.

(6)
Fixed charges consist of total interest expensed and capitalised plus an estimate for the proportion of rental expenses deemed to represent interest cost.  This has been estimated at 30% of rental expenses, as a reasonable approximation of the interest factor.

(7)
Preference dividends and similar distributions include interest payments (gross of tax relief received by the Group) on the Additional Tier 1 securities delivered on 7 April 2014, accounted for under other equity instruments. Interest payments are, however, discretionary and subject to certain restrictions. See Amendment No. 1 to Form F-4 dated 27 March 2014 for further information.